December 20, 2024

Michelle Rosenberg
President
Janus Henderson US (Holdings) Inc.
201 Bishopsgate
London, United Kingdom
EC2M3AE

Ali Dibadj
Chief Executive Officer
Janus Henderson Group plc
151 Detroit Street
Denver, CO 80206

       Re: Janus Henderson US (Holdings) Inc.
           Janus Henderson Group plc
           Amendment 1 to Registration Statement on Form S-4
           Filed December 13, 2024
           File Nos. 333-283305 and 333-283305-01
Dear Michelle Rosenberg and Ali Dibadj:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 2, 2024 letter.

Amendment No. 1 to the Registration Statement on Form S-4
General

1. We note your response to prior comment 2. Please provide the representations and acknowledgments requested in the transmittal letter and include the Form of
 December 20, 2024
Page 2

       Transmittal Letter as an exhibit to the registration statement. Refer to Compliance and
       Disclosure Interpretations, Securities Act Forms, Question and Answer 125.13.
2. We note your response to prior comment 3 and that you removed the disclosure regarding the tax consequences of the transaction. Please revise to include disclosure about the tax consequences of the transaction and include an opinion, if applicable, or advise. Refer to Item 3(a)(k) and Item 4(a)(6) of Form S-4 and Section III.B.2. of
       Staff Legal Bulletin No. 19.
Signatures, page II-10

3. The registration statement must be signed by the issuer, its principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors. Any person who occupies more than one of the specified positions should indicate each capacity in which he signs the registration statement.
       Please revise page II-10 to identify who is signing as the principal executive officer, principal financial officer and principal accounting officer for Janus Henderson US
       (Holdings) Inc. Refer to Instruction 1 to Signatures on Form S-4. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at
202-551-3210
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Laura A. Kaufmann